Exhibit 21.1

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

LIST OF SIGNIFICANT SUBSIDIARIES

Subsidiary Name	State or Jurisdiction of Formation
Credit RE Operating Company, LLC	Delaware
Credit RE Holdco, LLC	Delaware
NorthStar Real Estate Income Trust Operating Partnership, LLC	Delaware
NorthStar Real Estate Income Operating Partnership, LLC	Delaware
Credit PE Corporation, LLC	Delaware
CMC Parent REIT, LLC	Delaware
ColFin Fair Austin Funding, LLC	Delaware
NRFC DB Loan Member, LLC	Delaware
NRFC DB Loan, LLC	Delaware
NS Income DB Loan Member, LLC	Delaware
NS Income DB Loan, LLC	Delaware
NorthStar MP JV, General Partnership	Delaware
NRFC Income Opportunity Securities Holdings, LLC	Delaware
PE Investments-T CAM2, LLC	Delaware